EXHIBIT 99

FOR IMMEDIATE RELEASE
November 7, 2006

Contact:     Martin A. Thomson
             Chief Executive Officer
             First Federal of Northern Michigan Bancorp, Inc.
              (989) 356-9041

                FIRST FEDERAL OF NORTHERN MICHIGAN BANCORP, INC.
                      ANNOUNCES THIRD QUARTER 2006 EARNINGS

Alpena, Michigan - (November 7, 2006) First Federal of Northern Michigan Bancorp, Inc. (Nasdaq: FFNM) (the "Company") reported consolidated net earnings of $326,000, or $0.11 per basic and diluted share, for the quarter ended September 30, 2006, compared to net earnings of $363,000, or $0.12 per basic and diluted share, for the quarter ended September 30, 2005. Earnings-per-share was calculated based on weighted average outstanding shares of 3,039,173 and 3,100,511 for the periods ended September 30, 2006 and 2005, respectively.

Consolidated net earnings for the nine months ended September 30, 2006 were $636,000, or $0.21 basic earnings per share and $.022 diluted earnings per share, compared to net earnings of $205,000, or $0.07 per basic and diluted share, for the nine months ended September 30, 2005.

Financial Condition

Total assets of the Company at September 30, 2006 were $286.4 million, an increase of $3.6 million, or 1.3%, over assets of $282.8 million at December 31, 2005. The asset quality of the Company remained strong, with reserves allocated in an amount the Company believes to be adequate to absorb probable losses. The ratio of total nonperforming assets to total assets was 1.60% at September 30, 2006 compared to 1.57% at December 31, 2005.

Stockholders' equity was $35.5 million at September 30, 2006, a decrease of $1.1 million from December 31, 2005. Net earnings for the quarter of $326,000 were partially offset by a dividend declaration of $151,750. During the quarter, the Company repurchased an additional 41,833 shares of its common stock at an average cost of $10.07 per share, which concluded the stock repurchase program that was announced and commenced during the previous quarter.

Results of Operations

Interest income increased to $4.6 million for the three months ended September 30, 2006 from $3.9 million for the three months ended September 30, 2005. Interest income for the nine months ended September 30, 2006 increased to $12.8 million from $11.1 million for the nine months ended September 30, 2005. The increase in interest income was due primarily to the collection of a large commercial non-accrual loan relationship which resulted in an additional $279,000 in interest income for the quarter. In addition, the Company's average balances of non-mortgage loans increased $15.2 million from September 30, 2005 to September 30, 2006, reflecting the Company's continued emphasis on commercial lending, and an increase in yield on those loans from 7.17% to 7.81% over the same period, reflecting higher market interest rates.

Interest expense increased to $2.3 million for the three months ended September 30, 2006 from $1.7 million for the three months ended September 30, 2005. Interest expense for the nine months ended September 30, 2006 increased to $6.2 million from $4.9 million for the nine months ended September 30, 2005. The average balance of interest bearing deposits decreased $4.0 million from September 30, 2005 to September 30, 2006, while the average cost of those deposits increased from 2.50% to 3.30% period over period, reflecting continued upward market pressure on deposit rates. The average balance of FHLB advances increased $15.4 million from the three months ended September 30, 2005 to the same period ended September 30, 2006 while the cost of those advances increased 54 basis points to 5.08%.

The  provision  for loan  losses  for the three  and nine  month  periods  ended
September 30, 2006 were $216,000 and $419,000, respectively, as compared to $4,000 and $266,000 for the prior year period. The increase in the provision was the result of both an increase in the balance of commercial loans as well as an increase in classified loans.

Non interest income decreased from $1.2 million for the three months ended September 30, 2005 to $1.1 million for the three months ended September 30, 2006 and from $3.4 million for the nine months ended September 30, 2005 to $3.3 million for the nine months ended September 30, 2006. The decrease was primarily in the area of mortgage banking activity income where we continue to experience declining mortgage loan demand.

Non interest expense decreased from $2.8 million for the three months ended September 30, 2005 to $2.7 million for the three months ended September 30, 2006. Non interest expense decreased from $9.0 million for the nine months ended September 30, 2005 to $8.5 million for the nine months ended September 30, 2006. The Company made a one-time charitable contribution of $680,000 to the First Federal Community Foundation in the period ended September 30, 2005. The Company was able to decrease overall non interest expense despite the acceleration of the amortization of intangible assets associated with their insurance subsidiary resulting in an additional $40,000 in amortization expense for the three month period over three month period and $140,000 additional expense for the nine month period over nine month period. In addition, as required by Statement of Financial Accounting Standard (SFAS) No. 123 (Revised), the Company expensed stock options and stock awards granted to employees and directors during the nine months ended September 30, 2006, resulting in additional compensation expense of approximately $55,000 for the three months ended September 30, 2006 compared to the year earlier period and $95,000 for the nine month period ended September 30, 2006 compared to the year earlier period.

Following a management evaluation of the Company's operations from both a financial and customer service perspective, the Board of Directors approved the closure of the Company's branch office in Ossineke, Michigan. The branch accounts for about 7% of the Company's deposits. Due to the close proximity of this branch to the Company's two Alpena, Michigan branches, management believes that most of the deposits will be retained by the Company.

Safe Harbor Statement

This news release and other releases and reports issued by the Company, including reports to the Securities and Exchange Commission, may contain "forward-looking statements." The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company is including this statement for purposes of taking advantage of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

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

First Federal of Northern Michigan Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheet
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                September 30, 2006               December 31, 2005
                                                                               --------------------             -------------------
                                                                                   (Unaudited)
ASSETS
Cash and cash equivalents:
Cash on hand and due from banks ...........................................       $  4,709,368                   $ 4,497,629
Overnight deposits with FHLB ..............................................            180,555                       281,565
                                                                               ----------------                  -------------
Total cash and cash equivalents ...........................................          4,889,923                     4,779,194
Securities AFS  ...........................................................         46,581,044                    53,411,609
Securities HTM ............................................................          1,775,000                     1,775,000
Loans held for sale .......................................................            391,000                             -
Loans receivable, net of allowance for loan losses of $1,688,563 and
  $1,415,764 as of September 30, 2006 and December 31, 2005,
   respectively ...........................................................         211,564,574                   201,183,076
Foreclosed real estate and other repossessed assets .......................             406,505                       434,823
Real estate held for investment ...........................................             135,543                       352,136
Federal Home Loan Bank stock, at cost .....................................           4,361,500                     4,765,000
Premises and equipment ....................................................           8,090,543                     7,392,207
Accrued interest receivable ...............................................           2,040,808                     1,601,691
Intangible assets .........................................................           2,714,344                     3,088,986
Goodwill ..................................................................           1,349,854                     1,349,854
Other assets ..............................................................           2,068,118                     2,641,195
                                                                               ------------------                -------------
Total assets ..............................................................       $ 286,368,756                $  282,774,771
                                                                               ==================              ===============


LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits ..................................................................       $ 181,182,119                $  188,734,743
Advances from borrowers for taxes and insurance ...........................             194,098                        27,709
Federal Home Loan Bank advances and Note Payable ..........................          67,026,334                    54,403,622
Accrued expenses and other liabilites......................................           2,426,917                     2,959,111
                                                                               ------------------                -------------

Total liabilities .........................................................         250,829,468                   246,125,185
                                                                               ------------------                -------------

Commitments and contingencies .............................................                   -                             -

Stockholders' equity:
Common stock ($0.01 par value 20,000,000 shares authorized
  3,190,999 and 3,115,510 shares issued, respectively).....................              31,910                        31,155
Additional paid-in capital ................................................          24,261,081                    23,560,462
Retained earnings  ........................................................          14,877,649                    14,703,130
Treasury stock at cost (156,000 shares)....................................          (1,565,359)                            -
Unallocated ESOP ..........................................................          (1,116,293)                   (1,186,940)
Unearned compensation .....................................................            (559,503)                            -
Accumulated other comprehensive loss.......................................            (390,197)                     (458,221)
                                                                               ------------------                -------------
Total stockholders' equity ...............................................           35,539,288                    36,649,586
                                                                               ------------------                -------------

Total liabilities and stockholders' equity ................................       $ 286,368,756                 $ 282,774,771
                                                                               ==================              = =============
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


First Federal of Northern Michigan Bancorp, Inc. and Subsidiaries
Consolidated Statement of Income
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 For the Three Months                  For the Nine Months
                                                                   Ended September 30,                  Ended September 30,
                                                                -------------------------             ------------------------
                                                                  2006           2005                   2006             2005
                                                                ---------     -----------             ---------        --------
                                                                    (Unaudited)                             (Unaudited)
Interest income:
Interest and fees on loans .................................    $  4,045,724    3,395,050             $  11,070,141   $  9,747,198
Interest and dividends on investments ......................         508,482      444,203                 1,617,813      1,189,863
Interest on mortgage-backed securities .....................          48,621       59,803                   156,610        189,906
                                                                -------------  -----------            --------------  -------------
Total interest income ......................................       4,602,827    3,899,056                12,844,564     11,126,967
                                                                -------------  -----------            --------------  -------------

Interest expense:
Interest on deposits .......................................       1,426,972    1,127,496                 3,993,494      3,134,668
Interest on borrowings .....................................         826,375      555,162                 2,252,832      1,790,875
                                                                -------------  -----------            --------------  -------------
Total interest expense .....................................       2,253,347    1,682,658                 6,246,326      4,925,543
                                                                -------------  -----------            --------------  -------------

Net interest income ........................................       2,349,480    2,216,398                 6,598,238      6,201,424
Provision for loan losses ..................................         216,357        3,800                   418,857        266,058
                                                                -------------  -----------            --------------  -------------
 Net interest income after provision for loan losses .......       2,221,123    2,212,598                 6,179,381      5,935,366
                                                                -------------  -----------            --------------  -------------

Non Interest income:
Service charges and other fees .............................         280,096      262,239                   801,226        747,563
Mortgage banking activities ................................          72,779      155,811                   239,172        383,498
 Gain (loss) on sale of available-for-sale securities ......               -            -                   (43,565)        13,128
Net gain (loss) on sale of premises and equipment,
  real estate owned and other repossessed assets ...........          (6,971)      (7,746)                   (2,965)        (26,611)
Other ......................................................          32,863        20,555                   79,791          30,712
  Insurance and brokerage commissions ......................         712,119       724,993                2,219,190       2,205,524
                                                                -------------  -----------            --------------  -------------
Total other income .........................................       1,090,886     1,155,852                3,292,849       3,353,813
                                                                -------------  -----------            --------------  -------------

Non interest expenses:
Compensation and employee benefits .........................       1,518,219     1,571,682                4,677,125       4,705,438
SAIF Insurance Premiums ....................................           5,877         5,913                   18,330          18,810
Advertising ................................................          64,924        58,635                  197,636         133,419
Occupancy ..................................................         326,637       340,841                1,028,724         967,492
Amortization of intangible assets ..........................         124,881        85,149                  374,642         236,035
Service bureau charges .....................................          93,970        87,348                  271,842         262,064
Insurance and brokerage commission expense .................         252,757       290,261                  799,997         888,464
Professional services ......................................          38,134        40,845                  198,552         180,761
Donation to First Federal Community Foundation .............               -             -                        -         679,940
Other  .....................................................         309,680       341,708                  949,054         908,856
                                                                -------------  -----------            --------------  -------------
Other expenses .............................................       2,735,079     2,822,382                8,515,902       8,981,279
                                                                -------------  -----------            --------------  -------------

Income before income tax expense ...........................         488,930       546,068                  956,328         307,900
Income tax expense .........................................         163,275       182,723                  319,955         102,850
                                                                -------------  -----------            --------------  -------------
Net income .................................................    $    325,655     $ 363,345            $     636,373   $     205,050
                                                                =============  ===========            ==============  =============

-----------------------------------------------------------------------------------------------------------------------------------
Per share data:
Basic earnings per share ...................................    $       0.11     $    0.12            $        0.21   $        0.07
    Weighted average number of shares outstanding ..........       3,039,173     3,100,511                3,097,204       3,088,961

Diluted earnings per share .................................    $       0.11     $    0.12            $        0.22   $        0.07
Weighted average number of shares outstanding,
  including dilutive stock options .........................       3,040,130     3,110,617                3,098,168       3,106,686

Dividends per common share .................................    $      0.050     $   0.050            $       0.150   $       0.154

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